Exhibit 99.2

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC 9Fl., One IFC, 23, Yoido-dong, Youngdeungpo-gu, Seoul 150-945, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying condensed separate financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The condensed separate financial statements consist of the condensed separate statement of financial position as of September 30, 2013, and the related condensed separate statements of comprehensive income for the three months and nine months ended September 30, 2013 and September 30, 2012, the related condensed separate statements of changes in equity and cash flows for the nine months ended September 30, 2013 and September 30, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the condensed separate financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying condensed separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying condensed separate financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate financial statements of the Company are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting.

Emphasis

As described in Note 2, since the Company has newly adopted new standards that lead to retrospective changes in accounting policies, the condensed separate statement of financial position as of December 31, 2012, the related condensed separate statements of comprehensive income for the three months and nine months ended September 30, 2012, and the related condensed separate statements of changes in equity and cash flow for the nine months ended September 30, 2012 were restated. These restatements have no effect on our conclusion.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the separate statement of financial position of the Company as of December 31, 2012 and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented in the accompanying condensed separate financial statements). We expressed an unqualified opinion on those separate financial statements in our independent auditors’ report dated February 25, 2013. The accompanying restated condensed separate statement of financial position as of December 31, 2012, presented as a comparative purpose in the accompanying condensed separate financial statements, does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2012.

November 13, 2013

Notice to Readers

This report is effective as of November 13, 2013, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the condensed separate financial statements and may result in modifications to the independent accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 30, 2012 AND

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of Woori Finance Holdings Co., Ltd.

Soon Woo Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

	September 30, 2013	December 31, 2012
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 28)	439,170	236,400
Loans and receivables (Notes 4, 6, 7 and 28)	33,913	209,199
Investments in subsidiaries and jointly controlled entities (Note 8)	18,045,972	17,976,325
Premises and equipment (Notes 9 and 27)	315	389
Intangible assets (Note 10)	46	33
Current tax assets (Note 25)	116,089	20,844
Deferred tax assets (Note 25)	—	2,444
Other assets (Notes 11 and 28)	1,836	970

Total assets	18,637,341	18,446,604

LIABILITIES
Debentures (Notes 4, 7 and 12)	4,004,670	3,654,276
Net defined benefit liability (Notes 13 and 28)	886	137
Current tax liabilities (Note 25)	—	165,587
Deferred tax liabilities (Note 25)	26,018	—
Other financial liabilities (Notes 4, 7, 14 and 28)	150,042	53,448
Other liabilities (Note 14)	1,632	1,480

Total liabilities	4,183,248	3,874,928

EQUITY
Capital stock (Note 15)	4,030,077	4,030,077
Hybrid securities (Note 16)	498,407	498,407
Capital surplus (Note 15)	109,026	109,026
Other equity (Note 17)	(1,681)	(1,467)
Retained earnings (Note 18)	9,818,264	9,935,633

Total equity	14,454,093	14,571,676

Total liabilities and equity	18,637,341	18,446,604

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except for earnings per share data)
NET INTEREST EXPENSE (Notes 19 and 28)
Interest income	857	4,847	3,433	9,188
Interest expense	(41,589)	(126,529)	(45,633)	(139,690)

	(40,732)	(121,682)	(42,200)	(130,502)

NET FEES AND COMMISSIONS INCOME (Notes 20 and 28)
Fees and commissions income	13,772	46,352	16,255	46,327
Fees and commissions expense	(3,326)	(10,986)	(529)	(2,675)

	10,446	35,366	15,726	43,652

DIVIDEND INCOME (Notes 21 and 28)	—	254,081	—	562,272
REVERSAL OF IMPAIRMENT LOSSES ON CREDIT LOSS (Note 22)	—	2	—	—
ADMINISTRATIVE EXPENSES (Notes 23 and 28)	(8,314)	(32,269)	(10,259)	(40,215)

OPERATING INCOME (LOSS)	(38,600)	135,498	(36,733)	435,207

NON-OPERATING INCOME (EXPENSE) (Notes 24 and 28)	258	(824)	(930)	731
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(38,342)	134,674	(37,663)	435,938
INCOME TAX EXPENSE (Note 25)	(251)	(28,530)	(34)	(122)

NET INCOME (LOSS)	(38,593)	106,144	(37,697)	435,816

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 13)	(161)	(214)	(259)	(385)
Items that are not subsequently reclassified to profit or loss	(161)	(214)	(259)	(385)
Remeasurement of the net defined benefit liability	(161)	(214)	(259)	(385)
Items that are subsequently reclassified to profit or loss	—	—	—	—

TOTAL COMPREHENSIVE INCOME (LOSS)	(38,754)	105,930	(37,956)	435,431

Basic and diluted earnings per share (Note 26)	(57)	104	(56)	516

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

	Capital	Hybrid	Capital	Other	Retained
	stock	securities	surplus	equity	earnings	Total
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Effect of changes in accounting policies	—	—	—	(1,015)	1,015	—

January 1, 2012 (Restated)	4,030,077	309,010	109,026	(1,029)	9,767,137	14,214,221

Dividends	—	—	—	—	(201,503)	(201,503)
Dividends to hybrid securities	—	—	—	—	(19,949)	(19,949)
Net income	—	—	—	—	435,816	435,816
Remeasurement of the net defined benefit liability	—	—	—	(385)	—	(385)
Issue of hybrid securities	—	189,397	—	—	—	189,397

September 30, 2012	4,030,077	498,407	109,026	(1,414)	9,981,501	14,617,597

January 1, 2013	4,030,077	498,407	109,026	(1,467)	9,935,633	14,571,676
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends to hybrid securities	—	—	—	—	(22,010)	(22,010)
Net income	—	—	—	—	106,144	106,144
Remeasurement of the net defined benefit liability	—	—	—	(214)	—	(214)

September 30, 2013	4,030,077	498,407	109,026	(1,681)	9,818,264	14,454,093

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

	2013	2012
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	106,144	435,816
Adjustments:
Income tax expense	28,530	122
Interest income	(4,847)	(9,188)
Interest expense	126,529	139,690
Dividend income	(254,081)	(562,272)
Depreciation	117	135
Amortization	8	5
Loss on disposal of intangible assets	1	—
Retirement benefits	1,115	1,100
Reversal of impairment losses on credit loss	(2)	—
Changes in operating assets and liabilities:
Decrease (increase) in loans and receivables	183,634	(2,264)
Decrease (increase) in other assets	(867)	203,147
(Decrease) increase in net defined benefit liability	(649)	528
(Decrease) in other financial liabilities	(25,600)	(3,248)
(Decrease) increase in other liabilities	153	(1,237)
Cash received from (paid for) operating activities:
Income tax paid	(144,743)	(201,361)
Interest income received	4,591	7,491
Interest expense paid	(126,470)	(138,058)
Dividend income received	254,081	562,272

Net cash provided by operating activities	147,644	432,678

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(CONTINUED)

	2013	2012
	(Korean Won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease of investments in subsidiaries and jointly controlled entities	—	3,107
Disposal of premises and equipment	18	—
Disposal of intangible assets	14	—
Increase of investment in subsidiaries and jointly controlled entities	(69,648)	(151,229)
Acquisition of premises and equipment	(61)	(54)
Acquisition of intangible assets	(36)	(10)

Net cash used in investing activities	(69,713)	(148,186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debentures	598,391	568,179
Increase in borrowings	—	35,000
Issuance of hybrid securities	—	189,397
Redemption of debentures	(250,000)	(570,000)
Redemption of borrowings	—	(35,000)
Dividends paid on hybrid securities	(22,049)	(19,280)
Dividends paid	(201,503)	(201,503)

Net cash provided by (used in) financing activities	124,839	(33,207)

NET INCREASE IN CASH AND CASH EQUIVALENTS	202,770	251,285
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	236,400	33,538

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	439,170	284,823

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE MONTHS

AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

1. GENERAL

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 13 subsidiaries including Woori Bank and 154 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of September 30, 2013.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of September 30, 2013. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange (“KRX”). On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation of financial statements

The Company’s condensed separate financial statements for the three months and nine months ended September 30, 2013 are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 Interim Financial Reporting. It is necessary to use the annual financial statement for the year ended December 31, 2012 for the understanding of the condensed financial statements.

The accompanying financial statements are the Company’s condensed separate financial statements in accordance with K-IFRS 1027 Separate Financial Statements.

Major accounting policies used for the preparation of the condensed separate financial statements are stated below. Unless stated otherwise, the accounting policies have been applied consistently with the annual separate financial statements in order to prepare the condensed separate financial statements for the three months and nine months ended September 30, 2013.

1)	The Company has newly adopted the following new standards that affected the accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified to net income subsequently or would be recycled to net income under specific circumstances. The amendments have effect on the presentation of financial statements and no effect on the financial position and financial performance. The Company applied the amendments retrospectively and restated comparative separate statement of financial statement.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. The amendment replaces the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets is included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits. The Company applied the amendments retrospectively and restated the comparative separate financial statements.

The effects of the retrospective amendments on the comparative separate statement of financial position as of December 31, 2012 and the related separate statements of comprehensive income for the periods then ended are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Reported	Restated
Net defined benefit liability	137	137
Other equity	(14)	(1,467)
Retained earnings	9,934,180	9,935,633

	For the year ended December 31, 2012
	Reported(*)		Restated
	For the three months ended September 30	For the nine months ended September 30	For the three months ended September 30	For the nine months ended September 30
Operating income (loss)	(37,075)	434,699	(36,733)	435,207
Non-operating income	(930)	731	(930)	731
Income before income tax expense	(38,005)	435,430	(37,663)	435,938
Income tax expense	(49)	(1)	(34)	(122)
Net income (loss)	(37,956)	435,431	(37,697)	435,816
Other comprehensive loss	—	—	(259)	(385)
Total comprehensive income (loss)	(37,956)	435,431	(37,956)	435,431

(*)	Reflects the reclassification of operating income (loss) as described in Note 2. 3).

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement for financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 require to disclose information related to offsetting agreements which are legally enforced by master netting arrangements or similar agreements. Because the Company does not hold any offset financial instruments in accordance with K-IFRS 1032 and does not have any contract of master netting arrangement or similar agreement, the amendments have no significant effect on the Company’s separate financial statements.

Enactment to K-IFRS 1112 –Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The K-IFRS 1112 requires the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows to be disclosed. The adoption of the enactment has no significant effect on the Company’s separate financial statements.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosure requirements about fair value measurements. In accordance with K-IFRS 1113, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The K-IFRS 1113 explains that a fair value measurement requires an entity to determine the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, and the appropriate valuation technique(s) used when measuring fair value. The standard stated extensive disclosures requirement related to fair value measurement. The adoption of the enactment has no significant effect on the Company’s separate financial statements.

2)	The Company has not applied the following K-IFRS that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 are clarifying existing application issues relating to the offset of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset has is executable even in the case of default or insolvency, not just in the normal course of business with counterparties. The amendments to K-IFRS 1032 are effective for the annual periods beginning on January 1, 2014.

The Company anticipates that the amendments listed above may not have any significant impact on the Company’s separate financial statements.

3)	Others

a) Reclassification of operating income

In accordance with the amendments to K-IFRS 1001, the Company changed the presentation of operating income for the year ended December 31, 2012. The Company applied these amendments retrospectively to the comparative periods and restated accordingly the separate statements of comprehensive income for the three months and nine months ended September 30, 2012.

Accordingly, certain items which have been originally included in operating income (expense) were reclassified into non-operating income (expense). Other net operating income decreased by 731 million Won (with a corresponding increase in other non-operating expense) as compared to the amounts previously reported for the nine months ended September 30, 2012. The amendment has no effect on the net income and earnings per share for the nine months ended September 30, 2012.

a) Change in presentation of short term employee benefits in administrative expenses

Certain fringe benefits such as social security contributions, paid annual leave and paid sick leave, which have been characterized as short term employee benefits and included in other administrative expenses, are presented as a separate item of short term employee benefits in administrative expenses. As a result management compensations disclosed in Note 28 are restated since they include such fringe benefits. Such changes in presentation of employee benefits have no effect on the net income and net assets of the Company’s separate financial statements.

The change in presentation mentioned above is as follows (Unit: Korean Won in millions):

<Administrative expenses>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Employee benefits	5,128	11,696	16,948	24,266
	Depreciation and amortization	103	208	252	299
	Other administrative expenses	5,301	11,332	16,987	25,228

	Total	10,532	23,236	34,187	49,793

Restated	Employee benefits	5,734	13,059	19,113	27,260
	Depreciation and amortization	103	208	252	299
	Other administrative expenses	4,695	9,969	14,822	22,234

	Total	10,532	23,236	34,187	49,793

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Employee benefits	5,672	12,067	17,931	23,400
	Depreciation and amortization	47	94	140	185
	Other administrative expenses	5,540	17,793	22,144	27,189

	Total	11,259	29,954	40,215	50,774

Restated	Employee benefits	6,447	13,733	20,549	26,867
	Depreciation and amortization	47	94	140	185
	Other administrative expenses	4,765	16,127	19,526	23,722

	Total	11,259	29,954	40,215	50,774

<Management compensation for related party transaction >

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	1,083	2,238	2,822	4,461
Restated	Short term employee benefits	1,105	2,338	2,956	4,660

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	1,034	2,187	3,180	3,787
Restated	Short term employee benefits	1,083	2,306	3,336	3,984

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Company’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2012.

4. RISK MANAGEMENT

The Company’s operating activity is exposed to various financial risks. Hence, the Company is required to analyze and assess the level of complex risks, and determine the permissible level of risks or manage the risks. The Company’s risk management procedure is set for improvement in the quality of assets and investments held by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.

The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize its profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as the allocation of capital at risk and the establishment of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss.

2)	Credit risk mitigation

The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives.

3)	Maximum exposure to credit risk

The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	September 30, 2013
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	24,268	9,648	33,916
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	—	—

Total	24,268	9,648	33,916

Provisions for credit losses	—	3	3

Net amount	24,268	9,645	33,913

	December 31, 2012
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	198,293	10,911	209,204
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	—	—

Total	198,293	10,911	209,204

Provisions for credit losses	—	5	5

Net amount	198,293	10,906	209,199

All loans and receivables are maintained at or above the permissible level of credit rating.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, all contracts are exposed to a certain level of volatility according to the changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities, the Company makes judgments to avoid, bear or mitigate risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

2)	Market risk measurement

The Company uses both a standard risk measurement model approach and an internal risk measurement model approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and measure internal risk.

3)	Risk limit management

As of September 30, 2013 and December 31, 2012, the Company is not exposed to market risk in connection with trading activities.

4)	Sensitivity analysis of market risk

The Company performs the sensitivity analysis for trading and non-trading activities. As of September 30, 2013 and December 31, 2012, the Company is exposed only to interest rate risk from non-trading activities.

Based on market risk sensitivity analysis of non-trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

September 30, 2013		December 31, 2012
EaR	VaR	EaR	VaR
(42,766)	(170,903)	(13,944)	(146,027)

The Company estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years
September 30, 2013	Loans and receivables	1,002	1,002	—	—	—	—	—
	Debentures	4,423,939	512,359	398,788	213,637	131,534	2,727,669	439,952
December 31, 2012	Loans and receivables	1,036	—	—	—	1,036	—	—
	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267	—

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the separate statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

The Company manages liquidity risk by identifying the maturity gap through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.)

2)	Maturity analysis of non-derivative financial liabilities

The Company’s maturity analysis of non-derivative financial liabilities, including both principals and interests, based on the remaining contractual maturities as of September 30, 2013 and December 31, 2012 are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years
September 30, 2013	Debentures	4,423,939	512,359	398,788	213,637	131,534	2,727,669	439,952
	Other financial liabilities	150,042	150,042	—	—	—	—	—
December 31, 2012	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267	—
	Other financial liabilities	53,448	53,448	—	—	—	—	—

The maturity analysis of non-derivative financial liabilities assumes that the contractual maturity is the same as the expected maturity.

(4)	Capital risk management

Pursuant to the Financial Holding Company Supervisory Regulation, the Company calculates and manages the debt ratio as ‘total liability’ divided by ‘total equity subtracting regulatory reserve for credit loss’ and calculates the dual leverage ratio as ‘total invested amount on subsidiaries’ divided by ‘total equity subtracting regulatory reserve for credit loss’, for capital risk management purposes.

Debt ratio and dual leverage ratio are as follows:

September 30, 2013		December 31, 2012
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
28.94%	124.85%	26.59%	123.37%

5. CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Demand deposits	29,038	49,471
Time deposits	410,132	186,929

Total	439,170	236,400

6. LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Loans	1,000	1,000
Provision for credit losses	(3)	(5)
Receivables (*)	12,379	170,906
Accrued income	140	736
Refundable rent deposits	22,143	37,261
Present value discount on refundable deposits	(1,746)	(699)

Total	33,913	209,199

(*)	Receivables from subsidiaries which are subject to consolidated taxation for consolidated tax return are 8,088 million Won and 166,077 million Won as of September 30, 2013 and December 31, 2012, respectively (Note 25).

(2)	Details of changes in provisions for credit losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Beginning balance	5	5
Reversal	(2)	—

Ending balance	3	5

7. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		September 30, 2013		December 31, 2012
		Fair value	Carrying value	Fair value	Carrying value
Financial assets	Loans and receivables (*)	33,913	33,913	209,199	209,199
Financial liabilities	Debentures	3,997,091	4,004,670	3,770,841	3,654,276
	Other financial liabilities (*)	150,042	150,042	53,448	53,448

	Total	4,147,133	4,154,712	3,824,289	3,707,724

(*)	As the Company considers the difference between the book value and fair value to be insignificant, it uses book value as the relevant fair value of financial assets and liabilities.

8. INVESTMENTS IN SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

Investments in subsidiaries and jointly controlled entities accounted for using the cost method are as follows (Unit: Korean Won in millions):

Company	Country	Financial year end as of	September 30, 2013		December 31, 2012
			Owner- ship (%)	Carrying value	Owner- ship (%)	Carrying value
Woori Bank (*1)	Korea	Dec. 31	100.0	12,848,075	100.0	13,621,824
Kwangju Bank	"	Dec. 31	100.0	976,291	100.0	976,291
Kyongnam Bank	"	Dec. 31	100.0	1,443,662	100.0	1,443,662
Woori FIS Co., Ltd.	"	Dec. 31	100.0	35,013	100.0	35,013
Woori Investment & Securities Co., Ltd. (*2)	"	Dec. 31	37.9	1,036,749	37.9	1,036,749
Woori F&I Co., Ltd.	"	Dec. 31	100.0	206,563	100.0	206,563
Woori Asset Management Co., Ltd. (*2)	"	Dec. 31	100.0	67,456	100.0	67,456
Woori Private Equity Co., Ltd.	"	Dec. 31	100.0	34,246	100.0	34,246
Woori Financial Co., Ltd.	"	Dec. 31	52.0	238,575	52.0	238,575
Woori Aviva Life Insurance Co., Ltd. (*2) (*3)	"	Dec. 31	51.6	102,946	51.6	102,946
Woori FG Savings Bank	"	Jun. 30	100.0	210,000	100.0	210,000
Woori Finance Research Institute	"	Dec. 31	100.0	3,000	100.0	3,000
Woori Card Co., Ltd. (*1)	"	Dec. 31	100.0	773,748	—	—
Woori Investment Bank Co.,Ltd. (*4)	"	Mar. 31	41.6	69,648	—	—

Total				18,045,972		17,976,325

(*1)	For the nine months ended September 30, 2013, Woori Bank spun off its credit card division into Woori Card Co., Ltd., that is now a wholly-owned subsidiary.
(*2)	For the nine months ended September 30, 2013, the fiscal year end of the entities was changed from March 31 to December 31.
(*3)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.
(*4)	Woori Investment Bank Co.,Ltd. has become a subsidiary of the Company since it participated in the paid-in capital for the nine months ended September 30, 2013.

9. PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,567	608	2,175
Accumulated depreciation	(1,397)	(463)	(1,860)

Net carrying value	170	145	315

	December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,645	553	2,198
Accumulated depreciation	(1,391)	(418)	(1,809)

Net carrying value	254	135	389

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	Properties for business purposes	Structures in leased office	Total
Beginning balance	254	135	389
Acquisition	6	55	61
Disposition	(18)	—	(18)
Depreciation	(72)	(45)	(117)

Ending balance	170	145	315

	For the year ended December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Beginning balance	330	185	515
Acquisition	41	13	54
Disposition	(1)	—	(1)
Depreciation	(116)	(63)	(179)

Ending balance	254	135	389

10. INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Computer software	Industrial property rights	Total
Acquisition cost	37	154	191
Accumulated amortization	(37)	(108)	(145)

Net carrying value	—	46	46

	December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	117	15	169
Accumulated amortization	(36)	(100)	—	(136)

Net carrying value	1	17	15	33

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	17	15	33
Acquisition	—	36	—	36
Disposition	—	—	(15)	(15)
Depreciation	(1)	(7)	—	(8)

Ending balance	—	46	—	46

	For the year ended December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	13	15	29
Acquisition	—	10	—	10
Depreciation	—	(6)	—	(6)

Ending balance	1	17	15	33

11. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Prepaid expenses	1,836	970

12. DEBENTURES AND BORROWINGS

(1)	Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance date	Annual interest rate (%)	Maturity	September 30, 2013	December 31, 2012
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013	—	170,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013	60,000	60,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014	150,000	150,000
Series 26th subordinated bonds	Mar. 31, 2009	6.36	Jan. 1, 2015	300,000	300,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014	80,000	80,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013	140,000	140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013	—	30,000
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015	220,000	220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013	—	50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015	250,000	250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov.9, 2013	100,000	100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov.9, 2014	150,000	150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014	50,000	50,000
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014	160,000	160,000
Series 34-1st bonds	May 24, 2011	4.06	May 24, 2014	100,000	100,000
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016	100,000	100,000
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014	100,000	100,000
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016	150,000	150,000
Series 36-1st bonds	Oct. 28, 2011	4.08	Oct. 28, 2013	170,000	170,000
Series 36-2nd bonds	Oct. 28, 2011	4.16	Oct. 28, 2014	180,000	180,000
Series 36-3rd bonds	Oct. 28, 2011	4.30	Oct. 28, 2016	180,000	180,000
Series 37th bonds	Feb. 7, 2012	3.96	Feb. 7, 2017	100,000	100,000
Series 38th bonds	Jun. 26, 2012	3.75	Jun. 26, 2017	220,000	220,000
Series 39th bonds	Aug. 20, 2012	3.27	Aug. 20, 2017	250,000	250,000
Series 40th bonds	Oct. 30, 2012	3.03	Oct. 30, 2015	200,000	200,000
Series 41th bonds	Mar. 12, 2013	2.98	Mar. 12, 2018	200,000	—
Series 42nd bonds	July. 26, 2013	3.53	July. 26, 2018	50,000	—
Series 43-1st subordinated bonds	Sep. 27, 2013	3.85	Sep. 27, 2020	150,000	—
Series 43-2nd subordinated bonds	Sep. 27, 2013	3.97	Sep. 27, 2023	200,000	—

Sub-total				4,010,000	3,660,000
Less: discounts on bonds payable				(5,330)	(5,724)

Total				4,004,670	3,654,276

All debentures are to be paid in full at maturity.

(2)	There is no borrowing outstanding as of September 30, 2013 and December 31, 2012. As of September 30, 2013, the Company has contracts of credit line with banks as follows (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit
Hana Bank	CD(3M)+1.65	November 30, 2013	100,000
Kookmin Bank	CD(3M)+1.55	November 30, 2013	150,000

Total			250,000

13. NET DEFINED BENEFIT LIABILITY

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured by using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through its’ defined benefit plan, and the most significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate. The plan assets include equity instruments which cause it exposed to the related volatility and risks.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds will result in increase in defined benefit liability although the value of some debt securities that its’ defined benefit plan owns would be increased.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan. However, plan assets are less influenced since plan assets compose of mainly debt securities with fixed rates and equity instruments.

(1)	Details of the net defined benefit liability are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Defined benefit obligation	5,157	6,803
Fair value of plan assets	(4,271)	(6,666)

Net defined benefit liability	886	137

(2)	Changes in the defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Beginning balance	6,803	5,194
Current service cost	1,131	1,498
Interest expense	174	223
Remeasurement	233	511
Retirement benefit paid	(3,978)	(1,548)
Transfer from related parties	794	925

Ending balance	5,157	6,803

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Beginning balance	6,666	5,207
Interest income	190	256
Remeasurement	(49)	(67)
Employer’s contributions	—	1,858
Retirement benefit paid	(2,536)	(588)

Ending balance	4,271	6,666

(4)	Plan assets are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Equity instruments	50	85
Deposits	4,221	6,581

Total	4,271	6,666

Returns on plan assets are amounting to 141 million Won and 189 million Won for the nine months ended September 30, 2013 and December 31, 2012, respectively.

(5)	The amounts recorded in comprehensive income in relation with defined benefit plan are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Current service cost	1,131	1,498
Net interest expense	(16)	(33)

Cost recognized in net income	1,115	1,465
Remeasurement	282	578

Cost recognized in total comprehensive income	1,397	2,043

(6)	Actuarial assumptions used in defined benefit liability assessment are as follows:

	September 30, 2013	December 31, 2012
Discount rate	3.74%	3.57%
Inflation rate	3.00%	3.00%
Future wage growth rate	5.18%	5.18%
Mortality ratio	The standard rate by Korea Insurance Development Institute
Retirement rate	The standard rate by Korea Insurance Development Institute

(7)	The sensitivity analysis related to actuarial assumptions used in the assessment of the defined benefit obligation is as follows:

		Defined benefit obligation
		September 30, 2013	December 31, 2012
Discount rate	Increase by 1% point	4,806	6,392
	Decrease by 1% point	5,551	7,266
Future wage growth rate	Increase by 1% point	5,550	7,265
	Decrease by 1% point	4,800	6,386

14. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Other financial liabilities:
Accounts payables (*)	124,807	22,827
Accrued expenses	22,418	27,826
Dividends payables	2,611	2,649
Withholdings	206	146

Total	150,042	53,448

Other liabilities:
Withholding taxes	951	1,331
Others	681	149

Total	1,632	1,480

(*)	Accounts payables for consolidated taxation are 124,177 million Won and 21,334 million Won as of September 30, 2013 and December 31, 2012 (Note 25).

15. CAPITAL STOCK AND SURPLUS

(1)	The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	September 30, 2013	December 31, 2012
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000	5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Capital in excess of par value	109,025	109,025
Other capital surplus	1	1

Total	109,026	109,026

16. HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	September 30, 2013	December 31, 2012
The 1st bond-type hybrid securities	Nov. 22, 2011	Nov. 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	Mar. 8, 2012	Mar. 8, 2042	5.83	190,000	190,000
Issuing expense				(1,593)	(1,593)

Total				498,407	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stocks, and then, the Company is exonerated from interest payment on the hybrid securities.

17. OTHER EQUITY

(1)	Other equity is as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Other comprehensive income
Remeasurement of the net defined benefit liability	(1,667)	(1,453)
Treasury shares (*)	(14)	(14)

Total	(1,681)	(1,467)

(*)	As of September 30, 2013 and December 31, 2012, the Company holds 2,000 shares (14 million Won) of its treasury stock respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.

(2)	Changes in other equity are as follows (Unit: Korean Won in millions):

	January 1, 2013	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	September 30, 2013
Remeasurement of the net defined benefit liability	(1,453)	(282)	—	68	(1,667)

	January 1, 2012	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	December 31, 2012
Remeasurement of the net defined benefit liability	(1,015)	(578)	—	140	(1,453)

18. RETAINED EARNINGS

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Earned surplus reserve	1,075,539	1,035,849
Voluntary reserve	8,656,858	8,528,008
Retained earnings carried forward	85,867	371,776

Total	9,818,264	9,935,633

(2)	In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if provision for credit loss under K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by RSFHC, the Company shall disclose such differences as regulatory planned reserve for credit loss.

(3)	Regulatory planned reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Beginning balance	858	8
Planned reserve for credit loss	(793)	850

Ending balance	65	858

(4)	Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Reserve provided	(307)	(793)	2	10
Net income(loss) after the reserve provide	(38,286)	106,937	(37,699)	435,806
Earnings per share after the reserve provided (*)	(57)	105	(56)	516

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the reserve provided.

19. NET INTEREST EXPENSE

Interest income and expenses incurred are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest income
Interest income on due from banks	695	3,959	3,079	8,156
Interest income on loans	11	33	12	37
Interest income on others	151	855	342	995

Sub-total	857	4,847	3,433	9,188

Interest expense
Interest expenses on borrowings	—	—	—	(124)
Interest expenses on debentures	(41,589)	(126,529)	(45,633)	(139,566)

Sub-total	(41,589)	(126,529)	(45,633)	(139,690)

Total	(40,732)	(121,682)	(42,200)	(130,502)

There are no financial assets in which impairment was incurred for the nine months ended September 30, 2013 and 2012, respectively. As a result, all interest income resulted from non-impaired financial assets.

20. NET FEES AND COMMISSIONS INCOME

Fees and commissions income and expense are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions income
Brand royalty income	13,772	46,352	16,255	46,327
Fees and commissions expense
Fee for legal advice	(89)	(271)	(94)	(100)
Other fees expense	(3,237)	(10,715)	(435)	(2,575)

Sub-total	(3,326)	(10,986)	(529)	(2,675)

Total	10,446	35,366	15,726	43,652

21. DIVIDEND INCOME

Dividend income is as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Woori Bank	—	173,306	—	479,053
Kwangju Bank	—	19,892	—	28,213
Kyongnam Bank	—	23,769	—	7,976
Woori Investment & Securities	—	7,543	—	17,348
Woori F&I Co., Ltd.	—	22,974	—	21,574
Woori Financial Co., Ltd.	—	6,597	—	8,108

Total	—	254,081	—	562,272

22. REVERSAL OF IMPAIRMENT LOSSES ON CREDIT LOSS

Reversal of impairment losses on credit loss recognized is as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Reversal of provision for credit losses	—	2	—	—

23. ADMINISTRATIVE EXPENSES

Administrative expenses are as follows (Unit: Korean Won in millions):

			2013		2012
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Employee benefits	Short term employee benefits	Salaries	3,101	14,047	5,495	16,831
		Others	682	2,395	952	2,618
	Retirement benefits		375	1,115	369	1,100
	Termination benefits		931	1,703	—	—
	Sub-Total		5,089	19,260	6,816	20,549
Depreciation and amortization			36	125	46	140
Other administrative expenses	Traveling expenses		39	164	45	311
	Operating promotion expenses		173	840	366	1,036
	Rent		222	1,083	428	1,251
	Maintenance expense		136	567	192	640
	IT expenses		848	2,743	474	1,747
	Advertising		809	4,225	(272)	10,710
	Taxes and dues		21	193	34	193
	Insurance premium		79	229	82	245
	Others		862	2,840	2,048	3,393
	Sub-total		3,189	12,884	3,397	19,526

	Total		8,314	32,269	10,259	40,215

24. NON-OPERATING PROFIT AND LOSS

Details of non-operating incomes and non-operating expenses are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Non-operating incomes:
Miscellaneous income	506	956	316	3,747
Non-operating expenses:
Donation	(246)	(1,774)	(1,246)	(3,016)
Miscellaneous loss	—	(4)	—	—
Others	(2)	(2)	—	—

Sub-Total	(248)	(1,780)	(1,246)	(3,016)

Total	258	(824)	(930)	731

25. INCOME TAX EXPENSE

(1)	Income tax expense are as follows (Korean Won in millions):

	For the nine months ended September 30
	2013	2012
Current tax expense
Current tax expense in respect of the current year	—	—
Adjustments recognized in the current period in relation to the current tax of prior periods	—	—

Sub-total	—	—

Deferred tax expense
Deferred tax expense relating to the origination and reversal of temporary differences	28,462	(1)
Deferred tax reclassified from other comprehensive income to net income	68	123

Sub-total	28,530	122

Income tax expense	28,530	122

(2)	Reconciling items between income before income tax and income tax expense are as follows (Korean Won in millions):

	For the nine months ended September 30
	2013	2012
Income before income tax	134,674	435,938
Tax calculated at statutory tax rate (*)	32,129	105,035
Tax effect on reconciling items:
Non-taxable income	(45,326)	(114,940)
Non-deductible expenses	198	246
Recognition of deferred tax liabilities for temporary differences in investments in subsidiaries and associates and loss carry-forwards unrecognized for prior periods.	27,936	—
Others	13,593	9,781

Sub-total	(3,599)	(104,913)

Income tax expense	28,530	122
Effective tax rate	21.18%	0.03%

(*)	The income tax rate is 11% for 200 million Won and below, 22% over 200 million Won and up to 20 billion Won, and 24.2% over 20 billion Won.

(3)	Details of changes in deferred tax assets (liabilities) are as follows (Unit: Korean Won in millions):

	January 1, 2013	The amount recognized in net income	The amount recognized in other comprehensive income	September 30, 2013
Investments in subsidiaries and associates	—	(69,609)	—	(69,609)
Accrued expenses	2,425	(638)	—	1,787
Defined benefit liability	1,318	(232)	57	1,143
Plan assets	(1,317)	272	11	(1,034)
Depreciation	18	4	—	22
Loss carried forwards	—	41,673	—	41,673

Total	2,444	(28,530)	68	(26,018)

	January 1, 2012	The amount recognized in net income	The amount recognized in other comprehensive income	December 31, 2012
Accrued expenses	2,148	277	—	2,425
Defined benefit liability	674	520	124	1,318
Plan assets	(676)	(657)	16	(1,317)
Depreciation	12	6	—	18

Total	2,158	146	140	2,444

(4)	Deferred income tax assets and liabilities were not recognized for the taxable and diductible temporary differences associated with investments in subsidiaries and interests in joint arrangements where the Company was able to control the timing of the reversal of the temporary differences and it was probable that the temporary differences would not reverse in the foreseeable futures and it was uncertain to realize. Deferred income tax assets and liabilities are not recognized for the net taxable temporary differences of 8,639,676 million Won and 8,927,317 million Won as of September 30, 2013 and December 31, 2012, respectively.

Also, deferred income tax assets were not recognized for the loss carry-forwards of 12,562 million Won and 184,765 million Won as of September 30, 2013 and December 31, 2012, respectively because of the uncertainty on the realization.

(5)	Deductible tax loss carry-forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)	Expired	Remained	Expiration Date
2008	12,562	—	12,562	December 31, 2013
2009	172,203	—	172,203	December 31, 2019	(*2)

	184,765	—	184,765

(*1)	Reflects adjustments based on the reported tax returns.
(*2)	As a result of the revision on the Corporate Income Tax Law, the period allowed for the unused tax loss carry-forward has been extended for 10 years.

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Current tax assets (*1)(*2)	116,089	20,844
Current tax liabilities (*2)	—	165,587

(*1)	The Company did not offset current tax liabilities with current tax assets related to income tax refund as of December 31, 2012 since the Company has no intention to settle on a net basis or to realize the asset and settle the liability simultaneously
(*2)	The Company recognized receivables and payables which are to be received or paid according to consolidated tax return on behalf of the subsidiaries as of September 30, 2013 and December 31, 2012 (Notes 6 and 14).

26. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income (loss) on common shares	(38,593)	106,144	(37,697)	435,816
Dividend on hybrid securities	(7,357)	(22,010)	(7,357)	(19,949)
Net income (loss) attributable to common shareholders	(45,950)	84,134	(45,054)	415,867
Weighted average number of common shares outstanding(shares)	806,013,340	806,013,340	806,013,341	806,013,341
Basic EPS	(57)	104	(56)	516

Meanwhile, as there is no dilution effect for the three months and nine months ended September 30, 2013 and 2012, respectively, the Company’s diluted EPS is equal to its common earnings per share.

27. INSURANCE

As of September 30, 2013, the Company carries director and officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverages are 50,000 million Won and 354 million Won, respectively.

28. RELATED PARTY TRANSACTIONS

Significant balances as of September 30, 2013 and December 31, 2012 and major transactions for the nine months ended September 30, 2013 and 2012 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:

(1)	Related parties

Government related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea Deposit Insurance Corporation

Woori Bank, Kyongnam Bank, Kwangju Bank,

Woori FIS Co., Ltd., Woori Card Co., Ltd.,

Woori F&I Co., Ltd.,

Woori Investment & Securities,

Woori Asset Management Co., Ltd.,

Woori Private Equity Co., Ltd.,

Woori Financial Co., Ltd.,

Woori FG Savings Bank,

Woori Finance Research Institute,

Woori Credit Information Co., Ltd.,

Woori America Bank,

Woori Global Markets Asia Ltd.,

Woori China Bank,

ZAO Woori Bank, P.T. Bank Woori Indonesia,

Woori Brazil Bank,

Korea BTL Infrastructure Fund,

Woori Fund Service Co., Ltd.,

Woori Futures Co., Ltd.,

Woori Investment Securities Int’l Ltd.,

Woori Investment Securities (H.K.) Ltd.,

Woori Investment Securities America Inc.,

MARS Second Private Equity Fund,

Woori Investment Asia PTE Ltd.,

Woori Absolute Partners PTE Ltd.,

Woori Absolute Asia Global Opportunity Fund,

LG Investment Holding B.V. (Amsterdam) GG,

Woori Korindo Securities Indonesia,

Woori CBV Securities Corporation,

Woori Absolute Return Investment Strategies Fund,

Woori Investment Bank Co., Ltd.,

Sahn Eagles LLC, Two Eagles LLC,

Two Eagles KIB LLC, Woori EL Co., LLC,

Woori Investment Advisory Co., Ltd.(Beijing),

Kofc Woori Growth Champ Private Equity Fund,

Woori AMC Co., Ltd., Woori Private Equity Fund,

Woori Giant First Co., LLC,

Woori Bank principal and interest trust and

2 principal and interest trusts,

Woori Bank principal trust and 3 principal trust,

Woori F&I Seventh Asset Securitization Specialty and 60 SPCs,

Woori Heritage Longshort Private Equity trusts I and 55 beneficiary certificates.

Woori Aviva Life Insurance Co., Ltd.,

Woori Renaissance Holdings,

Woori Blackstone Korea Opportunity

Private Equity Fund I.,

Korea Credit Bureau Co., Ltd.,

Woori Service Networks Co., Ltd.,

Korea Finance Security Co., Ltd.,

Kumho Tires Co., Ltd.,

Phoenix Digital Tech Co., Ltd.,

Seoul Lakeside Co., Ltd.,

Chungdo Woori Century Security Corp.,

United PF 1st Corporate Financial Stability,

ChinHung International, Inc.,

Poonglim Co., Ltd.,

Keojin Item Co., Ltd.,

Woori New Alpha Fund,

Woori Columbus 1st Private Equity Fund,

DKT Co., Ltd.,

Woori EA 16th Asset Securitization Specialty and 21 SPCs.

(2)	Receivables and payables with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		September 30, 2013	December 31, 2012
Receivables	Woori Bank	20,397	36,562	Refundable rent deposits
		439,170	199,471	Cash and cash equivalents
		140	561	Interest receivables
		1,746	699	Prepaid expenses
		—	128,097	Receivables
	Kyongnam Bank	—	8,139	Cash and cash equivalents
		—	36	Interest receivables
		3,148	27,573	Receivables
	Kwangju Bank	—	28,790	Cash and cash equivalents
		—	126	Interest receivables
		—	5,600	Receivables
	Woori FIS	76	485	Receivables
	Woori Private Equity	321	355	Receivables
	Woori Asset Management	304	274	Receivables
	Woori Financial	1,000	1,000	Loans
		(3)	(5)	Provisions for credit losses
	Woori F&I	1,023	1,538	Receivables
	Woori Credit Information	68	497	Receivables
	Woori AMC	531	1,888	Receivables
	Woori FG Savings bank	583	—	Receivables
	Woori Fund Service	—	31	Receivables
	Woori Finance Research Institute	50	1,546	Receivables
		—	13	Interest receivables
	Woori Card	2,060	—	Receivables

	Total	470,614	443,276

Payables	Woori Bank	116,716	21,069	Accounts payables
		(4,271)	(6,666)	Retirement plan assets
	Kwangju Bank	7,428	—	Accounts payables
	Woori F&I	31	10	Accounts payables
	Woori FIS	315	84	Accounts payables
	Woori Private Equity	—	1	Accounts payables
	Woori Credit Information	—	1	Accounts payables
	Woori AMC	—	3	Accounts payables
	Woori FG Savings Bank	—	489	Accounts payables
	Woori Card	144	—	Accounts payables

	Total	120,363	14,991

(3) Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		September 30, 2013	December 31, 2012
Receivables	Woori Aviva Life Insurance Co., Ltd.	4,215	3,006	Receivables

(4)	Transactions with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the nine months ended September 30
		2013	2012
Revenues	Woori Bank	34,646	36,091	Brand royalty income
		3,341	7,521	Interest on deposits
		851	995	Interest related to leasehold deposits
		173,306	479,053	Dividends
		173	144	Non-operating incomes:
	Kyongnam Bank	1,391	1,324	Brand royalty income
		107	140	Interest on deposits
		23,769	7,976	Dividends
	Kwangju Bank	891	872	Brand royalty income
		266	495	Interest on deposits
		19,892	28,213	Dividends
		48	—	Non-operating incomes:
	Woori Financial	542	472	Brand royalty income
		6,597	8,108	Dividends
		2	—	Reversal of provision for credit losses
		33	37	Interest on loans
	Woori FIS	468	440	Brand royalty income
		193	202	Non-operating incomes:
	Woori F&I	101	84	Brand royalty income
		22,974	21,574	Dividends
	Woori Investment & Securities	5,826	5,774	Brand royalty income
		141	169	Non-operating incomes:
		7,543	17,348	Dividends
	Woori Asset Management	51	54	Brand royalty income
	Woori Private Equity	12	12	Brand royalty income
	Woori FG Savings Bank	29	6	Brand royalty income
	Woori Finance Research Institute	3	—	Interest income
	Woori Investment Bank	105	—	Non-operating incomes:
	Woori Credit Information	56	54	Brand royalty income
	Woori Fund Service	4	1	Brand royalty income
	Woori AMC	36	28	Brand royalty income
	Woori Futures	65	71	Brand royalty income
	Woori Card	1,136	—	Brand royalty income

	Total	304,598	617,258

Expenses	Woori Bank	513	580	Maintenance expenses
		851	994	Rent
		(190)	(182)	Retirement benefit
		—	60	Service fees
		25	106	Other fees
	Woori FIS	2,371	1,662	Service fees
	Woori Finance Research Institute	5,400	—	Other fees

	Total	8,970	3,220

(5)	Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the nine months ended September 30
		2013	2012
Revenues	Woori Aviva Life Insurance Co., Ltd.	1,098	1,044	Brand royalty income

(6)	Compensation to managements are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2013	2012
Short-term employee benefit	3,225	3,336
Retirement benefit	69	146

	3,294	3,482

29. PRIVATIZION PLAN

On June 26, 2013, the Public Fund Oversight Committee (“PFOC”) have deliberated and determined to the privatization of the Company and its subsidiaries. The PFOC will push forward the sale, spinoff and sale process by which the Company and its subsidiaries will be split into three groups: The Unit of Regional Banks which are Kwangju Bank Co., Ltd. and Kyongnam Bank Co., Ltd.; The Brokerage Unit which includes Woori Investment & Securities Co., Ltd., Woori F&I Co., Ltd., Woori Financial Co., Ltd., Woori Asset Management Co., Ltd., Woori FG Savings Bank Co., Ltd. and Woori Aviva Life Insurance Co., Ltd.; and The Woori Bank Unit which includes Woori Bank Co., Ltd., Woori Card Co., Ltd., Woori FIS Co., Ltd. and others.

As the first step towards privatization, the sale of Kyongnam Bank and Kwangju Bank has been announced by the KDIC, the main shareholder of the Company, on July 15, 2013. And the sale of Brokerage Unit has been announced by the Company on August 16, 2013.

30. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, three subsidiaries of the Company, Woori Bank Co., Ltd., Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., and the KDIC have entered into agreements to implement management improvement plans. Under the agreements, the subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative expense ratio, net borrowings substandard or below ratio and others. If the three subsidiaries fail to make improvements, the KDIC can enforce the subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2)	Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank Co., Ltd., Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3)	In addition to the agreement on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.